Series Portfolios Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 5, 2017

VIA EDGAR TRANSMISSION

Ms. Lauren Hamill
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Infusive Consumer AlphaTM Global Fund (S000054978)

Dear Ms. Hamill:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on May 16, 2017, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 24 to its registration statement. PEA No. 24 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A on March 31, 2017, for the purposes of registering a new series of the Trust, the Infusive Consumer AlphaTM Global Fund (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 24.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS

Summary Section - Principal Investment Strategies

1.
Staff Comment: On page 2 of the Prospectus, in the first paragraph, disclose how the Adviser will determine what is an “emerging market” (for example, whether the Adviser intends to use an independent third-party list, and if so, what that list is).

Response: The Fund has moved references to emerging markets from the first paragraph of the Principal Investment Strategies section to the second paragraph and made the following revisions:

“The Fund will invest in securities of any size market capitalizations, whether foreign or domestic (including securities of companies in emerging markets)….

The Adviser has broad discretion to identify countries that it considers to qualify as emerging markets. In general, the Adviser considers emerging markets countries to be those that, at the time the Fund invests, are classified as emerging or developing economies by any supranational organization, such as the International Bank of Reconstruction and Development or any affiliate thereof (the “World Bank”) or the United Nations, or related entities, or are considered emerging markets countries for purposes of constructing a major emerging market securities index.”

2.	Staff Comment: Correct or clarify the sentence reading “Fund will invest primarily include common stock….”

Response: The Fund has revised the paragraph as follows:

“The Fund will invest primarily in ~~include~~ common stock. As a part of its investment in ….”

3.	Staff Comment: Revise the Fund’s discussion on ADRs to state that the Fund may also invest in American Depositary Receipts, rather than American Depository Receipts.

Response: The Fund has revised the disclosure as requested.

4.
Staff Comment: With respect to the Fund’s potential derivatives investments, describe how the Fund may use derivatives (e.g., whether the Fund may be both buyer and writer) and give an example of a combination referred to in the phrase “and combinations of these instruments.”

Response: The Fund has reviewed its derivatives disclosure and believes it adequately and succinctly describes how the Fund will use derivative investments, and therefore, respectfully declines to make any changes in response to the first part of the Staff’s comment. The Fund has made revisions with respect to the second part of the Staff’s comment, as follows:

“The Fund may invest in derivatives to manage risk, seek particular portfolio exposure as a substitute for a comparable market position in the underlying exposure, and/or to enhance return. Such derivatives include options, equity swap contracts, foreign currency swaps and forwards, and combinations of these instruments (for example, buying a protective put option on a security held via an equity swap contract).”

5.
Staff Comment: The Fund states that, “The Adviser employs a systematic approach with a fundamental overlay to identify Consumer Alpha™ companies.” Please elaborate on how the Adviser uses the approach/overlay to identify companies in its investable universe.

Response: The Fund has revised the disclosure as follows:

“The Adviser employs a systematic approach focusing on industry-established categories and sub-categories, market capitalization, liquidity, and exchange listing to generate an initial universe of investable securities. The Adviser then applies ~~with~~ a fundamental overlay that considers factors including, but not limited to, product portfolio, strategy, competitive and industry dynamics, and financial metrics to identify Consumer Alpha™ companies within that investable universe.”

Summary Section - Principal Risks

6.	Staff Comment: Include the risks of investing in the specific types of derivative instruments identified by the Fund in the Principal Investment Strategies section.

Response: The Fund has included Options Risk, Swaps Risk, and Forwards Risk disclosures to the Prospectus.

7.
Staff Comment: Because the Fund reserves the right to invest in securities of companies with any market capitalization, include risk disclosure regarding small-capitalization and mid-capitalization companies within the Prospectus.

Response: The Fund has made the requested revisions.

Statutory Section - Principal Investment Strategies

8.	Staff Comment: Regarding the Fund’s discussion on generating investment ideas, state what are the Fund’s “absolute investment criteria.”

Response: The Fund has revised the referenced disclosure as follows:

“Within the Consumer Alpha™ universe of approximately 250 companies, the Adviser ~~generates investment ideas through its~~ uses a bottom-up analysis ~~into candidate securities~~ to identify potential investments for the Fund’s portfolio.  The Adviser’s desktop research is often accompanied and complemented by country visits and company meetings.  In generating investment ideas, the Adviser considers the following factors, amongst others: industry dynamics, business strengths and competitive advantages, financial metrics (e.g., return on invested capital, free cash flow yields, earnings before interest, tax, depreciation and amortization divided by total revenue (EBITDA margin)) and rigorous valuation analysis. ~~Ideas must be absolute investment criteria~~ Potential investments must be consistent with the return target of the Fund and also fit with the Fund’s portfolio in order to deliver the optimum risk-adjusted returns.  The Adviser then ~~ranks~~ evaluates and selects a subset of securities that maximize expected returns and seek to deliver a well-diversified ~~investment proposals according to its conviction in expected long-term returns, and also in relation to other holdings in order to deliver a well-diversified Fund~~ portfolio. The Fund will typically invest in the securities of 40-70 companies.”

9.
Staff Comment: Clarify the Adviser’s ranking process for potential investments. In particular, are candidate securities ranked according to long term return potential; how many securities within the investable universe are required to be within the Fund’s portfolio, if a requirement exists; and elaborate on how potential investments are ranked and selected “in relation to other holdings”.

Response: The Fund has made revisions to the disclosure that are reflected in the Fund’s response to Staff Comment 8, above.

Statutory Section - Principal Risks

10.
Staff Comment: Disclose whether the Fund’s Concentration Risk applies to concentration of the Fund’s investments in each of the three categories previously disclosed in the Prospectus (consumer staples, consumer discretionary, and information technology) separately or as a group.

Response: The Fund has revised the referenced disclosure as follows:

“Concentration Risk. The Fund concentrates its investments in one or more of the consumer staples, consumer discretionary, and information technology industries such that its holdings in this group of industries, in aggregate, equal at least 25% of the Fund’s total assets. The Fund may be susceptible to loss due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund's investments are concentrated in the securities of a particular industry or group of industries. Companies in the same industry or group of industries may be similarly affected by economic or market events, making the Fund more vulnerable to unfavorable developments in that industry or group of industries than funds that invest more broadly.”

Statutory Section - Pricing of Fund Shares

11.
Staff Comment: On page 10 in the second paragraph of the section entitled “Net Asset Value”, the Staff notes that “Good Order” has not been previously defined, and the defined term is not used thereafter. Please define, or use lower case consistently. Also, consider updating the cross-reference to the section “How to Purchase Shares of the Fund” so that the cross-reference specifically directs the reader to the section detailing good order purchase requests.

Response: The Fund has made the requested revisions.

Statutory Section - Right to Reject Purchases in-Kind

12.	Staff Comment: Consider deleting “in-Kind” from the header of the section entitled “Right to Reject Purchases in-Kind”.

Response: The Fund has made the requested revision.

Statutory Section - Small Accounts

13.
Staff Comment: Include disclosure stating that an automatic redemption of fund shares may create a taxable event for Fund shareholders. Also, consider including a cross-reference to the relevant section on tax consequences within the Prospectus.

Response: The Fund has made the requested revisions.

Statutory Section - Back Cover Page

14.	Staff Comment: When referencing the Fund’s annual and semi-annual reports, include disclosure that “when available,” these reports will provide additional information about the Fund’s investments.

Response: The Fund has made the requested revision.

Statement of Additional Information

15.	Staff Comment: On page B-3, delete language referring to the Fund as a fund-of-funds if it is not applicable to the Fund.

Response: The Fund has made the requested revision.

16.	Staff Comment: Disclose that, as a result of the Fund’s investments in derivatives, the Fund may indirectly be exposed the risks to which the underlying assets are directly exposed.

Response: The Fund has made the requested revisions.

17.	Staff Comment: Disclose within the Fundamental Investment Restriction No. 4 whether the Fund will concentrate investments in the categories mentioned therein separately or as a group.

Response: The Fund has revised its Fundamental Investment Restrictions as follows:

“4. The Fund will concentrate its investments in the consumer staples ~~and~~, consumer discretionary, and information technology industries such that its holdings in this group of industries, in aggregate, equal at least 25% of the Fund’s total assets.”

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact me at (414) 765‑6620.

Very truly yours,

/s/ Alia M. Vasquez
Alia M. Vasquez, Secretary
Series Portfolios Trust

CC:          Marco Adelfio, Goodwin Procter LLP
Jacques Jenny, Infusive Asset Management Inc.